As Filed Pursuant to Rule 424(b)(5)
Registration No. 333-284510

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated November 4, 2025, as supplemented by Supplement No. 1 thereto dated March 23, 2026, and Prospectus Dated January 27, 2025)

CLASS A COMMON STOCK ANNEX

Up to $21,000,000,000

Class A Common Stock

We have entered into an Omnibus Sales Agreement with TD Securities (USA) LLC, The Benchmark Company, LLC, StoneX Financial Inc., A.G.P./Alliance Global Partners, Barclays Capital Inc., BTIG, LLC, Canaccord Genuity LLC, Cantor Fitzgerald & Co., Clear Street LLC, Compass Point Research & Trading, LLC, H.C. Wainwright & Co., LLC, Keefe, Bruyette & Woods, Inc., Maxim Group LLC, Mizuho Securities USA LLC, Moelis & Company LLC, Morgan Stanley & Co. LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC, and TCBI Securities, Inc., doing business as Texas Capital Securities (collectively, the “Agents”), dated November 4, 2025, relating to the sale of shares of our class A common stock, par value $0.001 per share, and shares of several series of our preferred stock, par value $0.001 per share, as amended by Amendment No. 1 to Omnibus Sales Agreement, dated February 19, 2026, and Amendment No. 2 to Omnibus Sales Agreement, dated March 9, 2026 (as so amended and supplemented, the “Sales Agreement”). On March 23, 2026, we entered into an Additional Program Addendum to the Sales Agreement with the Agents relating to the sale of additional shares of our class A common stock offered hereby (the “Sales Agreement Addendum”). In accordance with the terms of the Sales Agreement, as supplemented by the Sales Agreement Addendum, under this prospectus supplement annex relating to the sale of our class A common stock (the “Common Stock Annex”), we may offer and sell shares of our class A common stock having an aggregate offering price of up to $21,000,000,000 from time to time through one or more of the Agents, acting as our sales agents. The shares of class A common stock offered hereunder are among the securities described in the base prospectus supplement dated November 4, 2025, that we filed with the Securities and Exchange Commission (the “SEC”) on such date, as supplemented by the supplement to the base prospectus supplement dated March 23, 2026 (as supplemented, the “base prospectus supplement”) and a prospectus dated January 27, 2025. This Common Stock Annex should be read in conjunction with that accompanying base prospectus supplement and prospectus and the contents of that accompanying base prospectus supplement and prospectus are incorporated by reference into this Common Stock Annex.

We had previously registered the offer and sale of up to $15,854,365,265.54 of our class A common stock under a prior prospectus supplement annex (the “Prior Common Stock Annex”), the accompanying base prospectus supplement and prospectus. As of March 19, 2026, we have offered and sold 57,766,889 shares of class A common stock for aggregate offering proceeds of $9,614,125,940.65 under the Prior Common Stock Annex, resulting in $6,240,239,324.89 of class A common stock remaining available for issuance under the Prior Common Stock Annex. We intend to continue to offer and sell class A common stock under the Prior Common Stock Annex until all shares subject to the Prior Common Stock Annex have been sold in accordance with the terms thereof, following which we will offer and sell our class A common stock under this Common Stock Annex.

Our class A common stock is listed on The Nasdaq Global Select Market under the trading symbol “MSTR.” On March 20, 2026, the last sale price of our class A common stock as reported on The Nasdaq Global Select Market was $135.66 per share.

Our business and an investment in our class A common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page SA-3 of this Common Stock Annex, under the caption “Risk Factors,” “Risk Factors Related to the ATM Offering Programs” and “Risk Factor Updates” in the accompanying base prospectus supplement and prospectus and in the documents incorporated by reference into the accompanying base prospectus supplement and prospectus.

Neither the SEC nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Common Stock Annex, the accompanying base prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

TD Securities	Benchmark, a StoneX company	StoneX	A.G.P.

Barclays	BTIG	Canaccord Genuity	Cantor

Clear Street	Compass Point	H.C. Wainwright & Co.	Keefe, Bruyette & Woods A Stifel Company

Maxim Group LLC	Mizuho	Moelis & Company	Morgan Stanley

Santander	SOCIETE GENERALE	Texas Capital Securities

March 23, 2026

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING

You should read this Common Stock Annex in conjunction with the accompanying base prospectus supplement and prospectus dated January 27, 2025. This Common Stock Annex contains the specific terms of our at-the-market offering of up to $21,000,000,000 of shares of our class A common stock and the base prospectus supplement describes the terms applicable to our at-the-market offerings of class A common stock and preferred stock in general. You should carefully consider, among other things, the matters set forth under “Risk Factors Related to the ATM Offering Programs” in the base prospectus supplement and “Risk Factors” in this Common Stock Annex.

You may access the accompanying base prospectus supplement and prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): https://www.sec.gov/Archives/edgar/data/1050446/000119312525263653/d87896d424b2.htm; https://www.sec.gov/Archives/edgar/data/1050446/000119312526118657/d110473d424b2.htm

PROSPECTUS SUPPLEMENT

COMMON STOCK ANNEX

THE OFFERING	SA-1
RISK FACTORS	SA-3
USE OF PROCEEDS	SA-6
DIVIDEND POLICY	SA-7
PLAN OF DISTRIBUTION	SA-8
LEGAL MATTERS	SA-9

THE OFFERING

The summary below describes the principal terms of the offering and our class A common stock. The summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Common Stock Annex and the accompanying base prospectus supplement and prospectus. As used in this section, “we,” “our” and “us” refer to Strategy Inc and not to its subsidiaries.

Class A common stock offered by us	Shares of our class A common stock having an aggregate offering price of up to $21,000,000,000.

Class A common stock to be outstanding immediately after this offering	Up to 526,752,018 shares, assuming sales of (i) $6,240,239,324.89 of shares of our class A common stock remaining available for sale under the Prior Common Stock Annex and (ii) $21,000,000,000 of shares of our class A common stock in this offering, each at a price of $135.66 per share, which was the last reported sale price of our class A common stock on The Nasdaq Global Select Market on March 20, 2026. The actual number of shares issued will vary depending on the sales price under this offering.

Manner of offering	“At the market” offering that may be made from time to time through the Agents. See “Plan of Distribution” beginning on page SA-9 of this Common Stock Annex.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin, paying cash dividends on our outstanding preferred stock, and for working capital.

Bitcoin is a highly volatile asset that has traded below $65,000 per bitcoin and above $120,000 per bitcoin in our principal market in the 12 months preceding the date of this Common Stock Annex. Bitcoin does not pay interest or other returns and so our ability to generate cash from our bitcoin holdings depends on sales. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased with the net proceeds from the offering of class A common stock under this Common Stock Annex into cash with a value substantially below the net proceeds from this offering, and there can be no assurance as to whether or when we will realize any cash proceeds from our contemplated acquisition of bitcoin.

See “Use of Proceeds” on page SA-7 of this Common Stock Annex.

Nasdaq Global Select Market symbol

Risk factors	You should read the “Risk Factors” section of this Common Stock Annex beginning on page SA-3, the “Risk Factors,” “Risk Factors Related to the ATM Offering Programs” and “Risk Factor Updates” sections contained in the accompanying base prospectus and prospectus and in the documents incorporated by reference in the accompanying base prospectus supplement and prospectus, and the other information included in, or incorporated by reference into, the accompanying base prospectus supplement and prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our class A common stock.

The number of shares of our class A common stock that will be outstanding immediately after this offering as shown above is based on 325,954,147 shares of class A common stock outstanding as of March 19, 2026. For purposes of this calculation, the number of outstanding shares as of March 19, 2026, is deemed to include shares of class A common stock, if any, that were sold under at-the-market equity offerings programs or that were to be issued pursuant to options that had been exercised or restricted stock units that have vested, but which in each case were pending issuance as of such date. The number of shares outstanding as of March 19, 2026, as used throughout this Common Stock Annex, unless otherwise indicated, excludes:

•	3,260,228 shares of class A common stock issuable upon exercise of stock options outstanding as of March 19, 2026, at a weighted average exercise price of $41.52 per share;

•	672,961 shares of class A common stock issuable upon the vesting of restricted stock units outstanding as of March 19, 2026;

•	477,016 shares of class A common stock issuable upon the vesting of performance stock units outstanding as of March 19, 2026;

•

3,151,867 and 435,917 additional shares of class A common stock available as of March 19, 2026, for future issuance under our 2023 Equity Incentive Plan, as amended, and 2021 Employee Stock Purchase Plan, respectively;

•	19,640,250 shares of class A common stock issuable upon conversion of shares of class B common stock issued and outstanding as of March 19, 2026;

•

5,513,489 shares of class A common stock potentially issuable as of March 19, 2026, upon conversion of our 0.625% Convertible Senior Notes due 2028, subject to adjustment in accordance with the terms of such notes;

•

4,461,600 shares of class A common stock potentially issuable as of March 19, 2026, upon conversion of our 0% Convertible Senior Notes due 2029, subject to adjustment in accordance with the terms of such notes;

•

5,341,600 shares of class A common stock potentially issuable as of March 19, 2026, upon conversion of our 0.625% Convertible Senior Notes due 2030, subject to adjustment in accordance with the terms of such notes;

•

4,614,400 shares of class A common stock potentially issuable as of March 19, 2026, upon conversion of our 0% Convertible Senior Notes due 2030, subject to adjustment in accordance with the terms of such notes;

•

2,593,923 shares of class A common stock potentially issuable as of March 19, 2026, upon conversion of our 0.875% Convertible Senior Notes due 2031, subject to adjustment in accordance with the terms of such notes;

•

3,915,200 shares of class A common stock potentially issuable as of March 19, 2026, upon conversion of our 2.25% Convertible Senior Notes due 2032, subject to adjustment in accordance with the terms of such notes;

•

1,402,074 shares of class A common stock issuable upon conversion of the 14,020,744 shares of 8.00% Series A Perpetual Strike Preferred Stock, $0.001 par value per share (“STRK Stock”), outstanding as of March 19, 2026; and

•

26,961,439 shares of class A common stock issuable upon conversion of 269,614,397 shares of STRK Stock which remain available for sale (assuming such shares are sold at $75.41 per share, the last sale price of our STRK Stock as reported on the Nasdaq Global Select Market on March 20, 2026), under the Sales Agreement, as supplemented by the Sales Agreement Addendum.

RISK FACTORS

An investment in our class A common stock involves a high degree of risk. Before deciding whether to invest in our class A common stock, you should carefully consider the risks described below and under the sections captioned “Risk Factors,” “Risk Factors Related to the ATM Offering Programs” and “Risk Factor Updates” contained in the accompanying base prospectus supplement and prospectus and in our most recent Annual Report on Form 10-K, any of our subsequent Quarterly Reports on Form 10-Q, and any of our Current Reports on Form 8-K that are incorporated by reference herein, together with other information in this Common Stock Annex, in the accompanying base prospectus supplement and prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our class A common stock to decline, resulting in a loss of all or part of your investment.

Risks Related to This Offering

The market price of our class A common stock has been and may continue to be volatile and you may not be able to sell your shares at or above the price you pay in this offering.

The market price of our class A common stock has historically been volatile and this volatility has been significant in recent periods. Since August 11, 2020, the date on which we announced our initial purchase of bitcoin, the closing price of our class A common stock has increased from $12.36 as of August 10, 2020, the last trading day before our announcement, to $135.66 as of March 20, 2026, and has traded as high as $543.00 and as low as $13.26 during such period and the daily trading volume was as high as 100,444,000 shares and as low as 385,000 shares. All applicable amounts in the preceding sentence have been adjusted to reflect our 10-for-1 stock split by means of stock dividend, following which trading of our class A common stock commenced on a split-adjusted basis at market open on August 8, 2024. The market price of our class A common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, but are not limited to:

•	fluctuations in the price of bitcoin, of which we have significant holdings and in which we expect we will continue to accumulate;

•	announcements of significant transactions in bitcoin;

•	changes to our bitcoin strategy;

•	changes to or failure by us to meet our targets or published guidance for our bitcoin strategy, capital plan, and financial results;

•	announcement of additional capital raising transactions;

•	regulatory, commercial and technical developments related to bitcoin or the Bitcoin blockchain;

•	quarterly variations in our results of operations or those of our competitors;

•	announcements by us or our competitors about earnings that are not in line with analyst expectations;

•	announcements by us or our competitors of acquisitions, dispositions, new offerings, significant contracts, commercial relationships, or capital commitments;

•	our ability to develop, market, and deliver new and enhanced offerings on a timely basis;

•	commencement of, or our involvement in, litigation;

•	recommendations by securities analysts or changes in earnings estimates and our ability to meet those estimates;

•

investor perception of our Company, including as compared to investment vehicles that are designed to track the price of bitcoin, such as spot bitcoin exchange-traded products, and other companies that pursue strategies similar to ours of acquiring bitcoin or other digital assets;

•	inclusion or removal of our class A common stock from major stock market indices;

•	the volume of shares of our class A common stock and other securities available for public sale;

•	failure by us to declare dividends on our preferred stock in expected amounts or at all;

•	adjustments of the regular dividend rate on our STRC Stock in a manner unexpected by investors and analysts;

•	sales or purchases of stock by us or by our stockholders and issuances of awards under our equity incentive plan; and

•

general economic conditions and slow or negative growth of related markets, including as a result of war, terrorism, infectious diseases, natural disasters and other global events, and government responses to such events.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. In addition, the stock market and the markets for both bitcoin-influenced and technology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies in those markets. In particular, recent trading prices of our class A common stock may reflect market dynamics that are not connected to traditional software and business intelligence industry fundamentals, or to valuation methods commonly associated with operating companies in these industries or with companies engaged predominantly in passive investments in bitcoin or other commodities, such as exchange-traded funds. Our equity market capitalization as of December 31, 2025 is in excess of our stockholders’ equity calculated in accordance with U.S. GAAP, and in excess of valuations that might traditionally be expected based on our operating performance, cash flows and net assets. Investors may therefore be unable to assess the value our class A common stock or evaluate the risks of an investment in us using traditional or commonly used enterprise valuation methods. Further, bitcoin is a highly volatile asset and, as a result, the relationship between our equity market capitalization and stockholders’ equity has fluctuated and may continue to fluctuate significantly. We cannot predict how these dynamics may evolve over time, or whether or how long they may last. These market and industry factors may significantly harm the market price of our class A common stock, regardless of our actual operating performance, resulting in substantial losses for investors in our class A common stock.

Purchasers will experience immediate dilution in the book value per share of the class A common stock purchased in the offering.

The shares of class A common stock sold in this offering, if any, will be sold from time to time at various prices. However, we expect that the offering price of our class A common stock will be substantially higher than the net tangible book value per share of our outstanding class A common stock. Our net tangible book value represents our total assets less our digital assets (which are classified as intangible assets) and less our total liabilities. After giving effect to the sale of (i) $6,240,239,324.89 of shares of our class A common stock remaining available for sale under the Prior Common Stock Annex and (ii) shares of our class A common stock in the aggregate amount of $21,000,000,000, each at an assumed offering price of $135.66 per share, the last sale price of our class A common stock on March 20, 2026, on The Nasdaq Global Select Market, and after deducting estimated commissions and estimated offering expenses, our as adjusted net tangible book value as of December 31, 2025, would have been approximately $19.43 billion, or approximately $36.88 per share. This represents an immediate increase in as adjusted net tangible book value of approximately $60.84 per share to the existing holders of our class A common stock and an immediate dilution in as adjusted net tangible book value of approximately $98.78 per share to purchasers of our class A common stock in this offering.

Furthermore, the exercise of outstanding options or the conversion of our outstanding convertible notes or STRK Stock, or the payment of dividends on our STRK Stock in shares of class A common stock, could result, and the vesting of outstanding restricted stock units and performance stock units will result, in further dilution to investors. In addition, the market price of our class A common stock could fall as a result of resales of any of these shares of class A common stock issuable upon such exercise, conversion, issuance or vesting due to an increased number of shares of class A common stock available for sale in the market.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Accordingly, stockholders must rely on capital appreciation, if any, for any return on their investment.

We have never declared or paid cash dividends on our class A common stock or class B common stock. We currently intend to use available cash to purchase additional bitcoin, meet our dividend obligations on our preferred stock, and for other general corporate purposes, and we do not intend to pay cash dividends in respect of our class A common stock or class B common stock in the foreseeable future. Additionally, if we fail to declare and pay full dividends on our preferred stock, then we will be prohibited from paying dividends on our class A common stock until such dividend obligations are fully satisfied, subject to limited exceptions. As a result, capital appreciation, if any, of our class A common stock will be your sole source of gain for the foreseeable future.

Our class A common stock is junior to our existing and future indebtedness and our preferred stock, structurally junior to the liabilities of our subsidiaries and subject to the rights and preferences of any other series of preferred stock that we may issue in the future

If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, then our assets will be available to distribute to our equity holders, including holders of our class A common stock and preferred stock, only if all of our then-outstanding indebtedness is first paid in full. The remaining assets, if any, would then be allocated among the holders of our equity securities in accordance with their respective liquidation rights.

Our outstanding classes of preferred stock are, and any new series of preferred stock that we may issue in the future will be, senior to our class A common stock with respect to payments upon liquidation, dissolution or winding up. If any assets remain after payment in full of the liquidation preference of the preferred stock, those remaining assets will be distributed to holders of our common stock. There may be insufficient remaining assets available to pay the liquidation preference on our preferred stock, in which case holders of our class A common stock would not receive any value for their shares.

As of December 31, 2025, excluding intercompany indebtedness, we had approximately $8.25 billion in aggregate principal amount of consolidated indebtedness outstanding, which ranks senior to our common stock. Additionally, as of March 19, 2026 there were 12,839,689 shares of 10.00% Series A Perpetual Strife Stock outstanding, 50,246,513 shares of Variable Rate Series A Perpetual Stretch Stock outstanding, 7,750,000 shares of 10.00% Series A Perpetual Stream Preferred Stock outstanding, 14,020,744 shares of 8.00% Series A Perpetual Strike Stock outstanding, and 14,024,221 shares of 10.00% Series A Perpetual Stride Stock outstanding, all of which rank senior to our common stock.

USE OF PROCEEDS

From time to time, we may issue and sell shares of our class A common stock having aggregate sales proceeds of up to $21,000,000,000. Because there is no minimum offering amount required as a condition to effect this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.

We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin and for working capital, and may also use the net proceeds for the payment of cash dividends declared or expected to be declared by the board of directors from time to time on shares of any series of our preferred stock then-outstanding.

Bitcoin is a highly volatile asset that has traded below $65,000 per bitcoin and above $120,000 per bitcoin in our principal market in the 12 months preceding the date of this Common Stock Annex. Bitcoin does not pay interest or other returns and so our ability to generate cash from our bitcoin holdings depends on sales. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased with the net proceeds from this offering into cash with a value substantially below the net proceeds from this offering, and there can be no assurance as to whether or when we will realize any cash proceeds from our contemplated acquisition of bitcoin.

We have not determined the amount of net proceeds to be used specifically for any of these purposes. As a result, our management will have broad discretion in the application of the net proceeds from this offering and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used in a manner of which you approve.

DIVIDEND POLICY

We have never declared or paid cash dividends on our class A common stock or class B common stock. We currently intend to use available cash to purchase additional bitcoin, meet our dividend obligations on our preferred stock, and for other general corporate purposes, and we do not intend to pay cash dividends in respect of our class A common stock or class B common stock in the foreseeable future.

PLAN OF DISTRIBUTION

We have entered into the Sales Agreement with the Agents, under which, as supplemented by the Sales Agreement Addendum, we may offer and sell up to $21,000,000,000 of our shares of class A common stock under this Common Stock Annex from time to time through the Agents acting as our sales agents, or their respective broker-dealer affiliates (each such entity, a “Selling Agent”). Sales of our shares of class A common stock, if any, under this Common Stock Annex will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act or any other method permitted by law, which may include negotiated transactions or block trades. We entered into the Sales Agreement on November 4, 2025 and the Sales Agreement Addendum on March 23, 2026.

Because there is no minimum offering amount required as a condition to effect this offering of securities under this Common Stock Annex, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We estimate that the total expenses for this offering of class A common stock, excluding any commissions or expense reimbursement payable to the Agents under the terms of the Sales Agreement, as supplemented by the Sales Agreement Addendum, will be approximately $3,150,000. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such shares.

The offering of our securities pursuant to this Common Stock Annex will terminate upon the earlier of (i) the sale of all securities subject to this Common Stock Annex, (ii) the termination of this offering of class A common stock in accordance with the terms of the Sales Agreement, as supplemented by the Sales Agreement Addendum, and (iii) the termination of the Sales Agreement, as supplemented by the Sales Agreement Addendum, as permitted therein.

This summary of the material provisions of the Sales Agreement and the Sales Agreement Addendum does not purport to be a complete statement of its terms and conditions. A copy of the Sales Agreement has been filed as an exhibit to the Current Report on Form 8-K, filed with the SEC on March 9, 2026 and is incorporated by reference into the registration statement of which this Common Stock Annex forms a part. The Sales Agreement Addendum will be filed with the SEC as an exhibit to a Current Report on Form 8-K filed under the Exchange Act and will be incorporated by reference into the registration statement of which this prospectus supplement forms a part.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP. The Agents are being represented by Skadden, Arps, Slate, Meagher & Flom LLP in connection with the offerings of securities hereunder.

Up to $21,000,000,000

Class A Common Stock

PROSPECTUS SUPPLEMENT

COMMON STOCK ANNEX

TD Securities	Benchmark, a StoneX company	StoneX	A.G.P.

Barclays	BTIG	Canaccord Genuity	Cantor

Clear Street	Compass Point	H.C. Wainwright & Co.	Keefe, Bruyette & Woods A Stifel Company

Maxim Group LLC	Mizuho	Moelis & Company	Morgan Stanley

Santander	SOCIETE GENERALE	Texas Capital Securities

March 23, 2026